09058323

SEC ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 45497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Resources LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Boulevard
(No. and Street)

Warwick (City) RI (State) 02888 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Wright (401) 941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Blvd., Suite 400 (Address), Warwick (City) RI (State) 02888 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/16

OATH OR AFFIRMATION

I, George E. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Resources LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George E Wright
Signature

Member
Title

Maryann Magnan
Notary Public # 9773
mca 6/12/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- * ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***Exempt under Rule 15c-3-3(k)2(b) - No customer accounts.**

Diversified Resources LLC

Financial Statements

**For the Year Ended
December 31, 2008**

Table of Contents

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying balance sheet of Diversified Resources LLC as of December 31, 2008 and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 24, 2009

Diversified Resources LLC
Balance Sheet
December 31, 2008

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$16,322	$	$ 16,322
12b(1) fees receivable	2,194	9,906	12,100
Commissions receivable	3,386		3,386
Account management fees receivable (Note 7)	19,594	92,327	111,921
Prepaid expense		2,434	2,434
Total current assets	41,496	104,667	146,163
Property and equipment, net (Note 3)		9,121	9,121
Other assets:			
Securities available for sale (Note 4)	27,004		27,004
Intangible (Note 5)		381	381
Total other assets	27,004	381	27,385
Total assets	$68,500	$114,169	$182,669

Liabilities and Member's Capital

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$38,679	$	$ 38,679
Employee withholdings	1,823		1,823
Total current liabilities	40,502		40,502
Member's capital (Note 6)	27,998	114,169	142,167
Total liabilities and member's capital	$68,500	$114,169	$182,669

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues:	
Mutual fund commission income	$ 68,733
Account management fees (Note 7)	554,761
Insurance products commissions	61,759
Investment income	703
Total revenue	685,956
Expenses:	
Advertising	674
Amortization	183
Automobile expenses	25,733
Charitable contributions	900
Commissions	139,817
Communications	3,616
Continuing professional education	1,508
Depreciation	3,507
Dues	945
Employee pension contribution (Note 8)	12,315
Entertainment	4,400
Insurances	7,800
Member's pension (Note 8)	46,000
Office expenses	13,130
Payroll	73,180
Payroll taxes	6,247
Professional fees	5,716
Regulatory and compliance fees	4,295
Rent (Note 9)	24,000
Repairs	935
Taxes	763
Travel	865
Utilities	3,280
Total expenses	379,809
Net income	$306,147

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2008

Member's capital, beginning of the year	$194,538
Comprehensive income:	
Net income	306,147
Accumulated other comprehensive income:	
Unrealized holding loss arising during the year (Not tax affected. See Note 2)	(17,689)
Total comprehensive income	288,458
Add: member's capital contributions	39,171
Less: member's distributions	380,000
Member's capital, end of the year	$142,167

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$306,147
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	183
Depreciation	3,507
Increase (decrease) in cash from changes in assets and liabilities:	
12b(1) fees receivable	5,332
Commissions receivable	(1,062)
Management fees receivable	53,215
Prepaid expense	315
Accrued expenses	2,517
Employee withholdings	241
Total adjustments	64,248
Net cash provided by operating activities	370,395
Cash flows from investing activities:	
Purchases of securities available for sale	(29,837)
Purchase of property and equipment	(5,170)
Proceeds from securities sales	4,165
Net cash used in investing activities	(30,842)
Net cash from financing activities:	
Member's distributions	(380,000)
Member's capital contribution	39,171
Net cash used in financing activities	(340,829)
Decrease in cash	(1,276)
Cash, beginning of the year	17,598
Cash, end of the year	$ 16,322

See independent auditors' report
and accompanying notes.

1. Business Activity

Operated as a limited liability company organized as of January 1, 2001 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The LLC is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 6). The majority of activity arises from Southeastern New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Diversified Resources LLC is presented to assist in understanding the LLC's financial statements. The financial statements and their notes are representations of the LLC's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the LLC. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2008. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2008. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Investments

All securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Revenue Recognition

Commission income from securities transactions, investment management fees and variable contracts is recorded on a trade date basis, or when earned.

2. Summary of Significant Accounting Policies (continued)

Advertising

The Company expenses all advertising when incurred. There was $674 of advertising expenditures during the year ended December 31, 2008.

Amortization

Lease financing costs have been capitalized and amortized over 39 months using the straight-line method. FASB No. 142 allows certain intangible assets other than goodwill that have definite lives to be amortized over their estimated useful lives. The Company performed a test of impairment on its intangible asset and no loss was recorded at December 31, 2008.

Depreciation

Depreciation is computed using the straight-line method over estimated useful lives of 5 to 7 years.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the LLC. The sole member is taxed individually on the LLC's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

The following major classes are stated at cost at December 31, 2008:

Office equipment	$27,698
Furniture and fixtures	14,339
	42,037
Less accumulated depreciation	32,916
	$ 9,121

See independent auditors' report.

4. Securities Available for Sale

The following are stated as of December 31, 2008:

	Cost	Fair Value	Accumulated Unrealized Holding (Loss)
Mutual funds	$39,769	$27,004	$(12,765)

5. Intangible

Intangible assets and related accumulated amortization consisted of the following as of December 31, 2008:

	Gross Carrying Amount	Accumulated Amortization
Lease financing costs	$595	$214

Amortization expense for the year ended December 31, 2008 was $183.

A summary of future amortization expense follows:

Year	Amortization Expense
2009	$183
2010	198
	$381

6. Net Capital and Reserve Requirements

As a registered broker and dealer in securities, the LLC is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the LLC maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2008, the LLC had a net capital of $23,947, which was $18,947 in excess of its required net capital of $5,000. At December 31, 2008, the LLC's ratio of aggregate indebtedness to net capital was 1.69 to 1.

7. Fee Only Services

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor (RIA). The RIA's purpose is to offer fee based asset management to its clients. (See Note 1) For the period ended December 31, 2008 the LLC, as RIA, exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks made out to itself, nor does it accept cash.

8. Pension Plan

The LLC's member maintains a SEP IRA plan which includes employees. The amount of annual contributions is at the discretion of management. Of the $58,315 annual 2008 contribution, $14,200 is in accrued expenses at December 31, 2008.

9. Related Party Transaction

The LLC rents its office space from its member on a month-to-month basis. During 2008, the LLC paid $24,000 in rent.

10. Operating Lease

The LLC leases a vehicle with a remaining term of 24 months. Under this leasing arrangement, the LLC pays the property taxes, insurance, and other related expenses on the leased vehicle. Total minimum lease expense for this lease was $22,740 for the year ended December 31, 2008.

Minimum future obligations on the operating lease in effect December 31, 2008 are:

2009	$22,740
2010	22,740
	$45,480

11. Commitment and Contingency

The LLC maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 effective October 3, 2008 (formerly $100,000). The LLC's checking account may, at times, exceed federally insured limits. The LLC has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The LLC believes it is not exposed to any significant credit risk on its cash.

12. Subsequent Events

For the period January 1, 2009 to February 24, 2009, the LLC distributed $48,000 to its member, and received $604 in capital contributions from its member.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying financial statements of Diversified Resources LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying (additional information) computations of net capital, basic net capital requirement and aggregate indebtedness of Diversified Resources LLC as of December 31, 2008 included in the accompanying prescribed form is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 24, 2009

1.	Total ownership equity from Statement of Financial Condition			142,167 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			142,167 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			142,167 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		114,169 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-114,169 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			27,998 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			
	1. **Exempted securities**		[3735]	

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2008. The differences are reconciled on Page 14.

2. **Debt securities**	[3733]	
3. **Options**	[3730]	
4. **Other securities**	4,051 [3734]	
D. **Undue Concentration**	[3650]	
E. **Other (List)**		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-4,051 [3740]
10. Net Capital		23,947 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	2,701 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	18,947 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	19,897 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		40,502 [3790]
17. Add:		
A. **Drafts for immediate credit**	[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C. **Other unrecorded amounts(List)**		
[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0	0

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2008. The differences are reconciled on Page 14.

[3820] [3830]

). Total aggregate indebtedness	40,502 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 169 [3850]

OTHER RATIOS

1. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% ______ [3860]

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2008. The differences are reconciled on Page 14.

Diversified Resources LLC
Additional Information

Reconciliations of Differences Between Computation of Net Capital on Page 11 and the Focus Report

Line 1 Total Ownership Equity from Statement of Financial Condition

Amount from Q4 2008 Focus	$154,083
Auditors' pension accrual	(14,200)
Auditors' amounts receivable adjustment	5,831
Auditors' depreciation adjustment	(2,307)
Miscellaneous	(1,240)
Amount from Page 11	$142,167

Line 6A Total Nonallowable Assets from Statement of Financial Condition

Amount from Q4 2008 Focus	$134,497
Auditors' adjustment of accounts receivables to match 12b(1) and account management fees accounts payable	(21,788)
Auditors' depreciation adjustment	2,307
Miscellaneous	(847)
Amount from Page 11	$114,169

Reconciliation of Differences Between Computation of Aggregate Indebtedness on Page 12 and Focus Report

Line 16 Total Aggregate Indebtedness Liabilities from Statement of Financial Condition

Amount from Q4 2008 Focus	$ 3,434
Auditors' inclusion of 12b(1) and account management fees payable	21,788
Auditors' pension accrual	14,200
Miscellaneous	1,080
Amount from Page 12	$40,502

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In planning and performing our audit of the financial statements of Diversified Resources LLC as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 24, 2009

Muto, Vollucci & Co., Ltd.
Certified Public Accountants
Warwick, Rhode Island